Mail Stop 3561

April 29, 2009

Jeffrey D. Jordan, Chief Executive Officer
OpenTable, Inc.
799 Market Street, 4th Floor
San Francisco, California 94103

      Re: OpenTable, Inc.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed April 13, 2009
               File No. 333-157034

Dear Mr. Jordan:

      We have reviewed your letter dated April 13, 2009 responding to our comment letter dated March 31, 2009 and your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your responses to comments one, four, 23 through 25, and 42 in our letter dated February 27, 2009 in which you stated that you would resolve the issues relating to those comments before you request acceleration of the effective date of your registration statement. Currently, the issues in those comments remain unresolved. Therefore, we reissue those comments and request that you resolve the remaining issues as soon as possible to allow sufficient time for us to review any changes before you request that your registration statement becomes effective.

Prospectus Summary, page 1

2. We note your response to comment two in our letter dated March 31, 2009 and the supplemental information you filed on EDGAR as correspondence on April

13, 2009 regarding the support for your statement that there are approximately 30,000 reservation-taking restaurants in North America that seat approximately 600 million diners. In addition to this information, please also file on EDGAR as correspondence the rest of the supplemental information you provided us on March 13, 2009 in response to comments eight and 11 in our letter dated February 27, 2009.

Risk Factors, page 9

3. We note your response to comment three in our letter dated March 31, 2009. Please revise the heading of your last risk factor on page 18 to reflect the risk to you that the additional capital that you may need in the future, to which you already refer in the heading, may not be available to you.

Management's Discussion and Analysis of Financial Condition and Results…, page 33

Common Stock Valuations, page 39

4. Note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we look to the estimated initial public offering price as a leading indicator of value of your stock in the months prior to the filing of the initial public offering. Accordingly, if your anticipated initial public offering price is more than the estimated fair market value per share underlying any option as of the grant date, please explain to us and quantify the intervening economic events that occurred, operationally, financially or otherwise, between the issuance date of your stock options and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, please provide us with details of any independent appraisals. Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Attorney-Adviser, at (202) 551-3331, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP
        Via Facsimile